

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2019

Mónica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la República 4667
Surquillo
Lima 34, Perú

      Re: Grana & Montero S.A.A.
          Form 20-F for the Year Ended December 31, 2017
          Filed July 2, 2018
          Form 20-F for the Year Ended December 31, 2018
          Filed May 1, 2019
          File No. 001-35991

Dear Ms. Miloslavich:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing